  Exhibit 99.1
Auryn Increases and Closes Non-Brokered Private Placement For $5.25 Million CAD

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES FOR DISSEMINATION IN THE UNITED STATES

Vancouver, British Columbia – March 27th, 2019 – Auryn Resources Inc. (TSX: AUG, NYSE American: AUG) (“Auryn” or the “Company) is pleased to announce that it has increased and closed its previously announced non-brokered private placement for $3.5 million to gross proceeds of $5,255,000. The placement now consists of approximately 3,284,375 common shares (the “Shares”) priced at CAD $1.60 per Share (the “Offering”) and included total insider participation of 596,875 Shares.

A Message from Ivan Bebek, Executive Chairman and Director:

"2019 is turning out to be a pivotal year for Auryn with two major discovery opportunities developing at our flagship projects in Peru and Canada. The Company appreciates the support it continually receives from shareholders as well as the notable insider participation in this financing."

The Company intends to use the net proceeds from the Offering to fund continued surface exploration at its Sombrero copper-gold project located in Ayacucho, Peru and for general working capital.

The Shares issued under the Offering are subject to a four-month hold period and are not registered in the United States. A total of $110,000 was paid in commissions for the Offering.

On Behalf of the Board,

Ivan Bebek

Executive Chairman and Director

For further information on Auryn Resources, please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or natasha.frakes@aurynresources.com.

About Auryn

Auryn Resources is a technically-driven, well-financed junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The company has a portfolio approach to asset acquisition and has seven projects, including two flagships: the Committee Bay high-grade gold project in Nunavut and the Sombrero copper-gold project in southern Peru. Auryn's technical and management teams have an impressive track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2018 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

US Investors

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, and these securities were not offered or sold in any jurisdiction in which their offer or sale would be unlawful. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended, (the “Act”) or any state securities laws of the United States. Accordingly, these securities were not offered or sold to persons within the United States unless an exemption from the registration requirements of the Act and applicable state securities laws is available.

The Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.